Dear Sonia,

Attached  is the Risk Factor dealing with the staff's request for  Section 5 disclosure which we intend to include in the Rule 424(b) supplement to the New York Recovery Reit prospectus.

<<ARC - Section 5 Risk Factor.DOC>>

Peter M. Fass
Partner
Proskauer
Eleven Times Square
New York, NY 10036-8299
d 212.969.3445
f  212.969.2900
pfass@proskauer.com

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If any of our public communication are held to be in violation of federal securities laws relating to public communications, we could be subject to potential liability. Investors in this offering should rely only on the statements made in this prospectus, as supplemented to date, in determining whether to purchase shares of our common stock.

From time to time, we or our representatives make public statements relating to our business and its prospects. Such communications are subject to federal securities laws. If any of our public communications are held by a court to be in violation of Section 5 of the Securities Act and a claim for damages is brought against us in connection therewith by one or more of our stockholders that purchased shares of our common stock on the basis of such communications before receiving a copy of this prospectus as supplemented to date, and potentially other stockholders, we could be subject to liability in connection with the shares we sold such persons during such period. Such stockholders would have a period of 12 months following the date of any violation determined by a court to have occurred to bring a Section 5 claim. Our liability in a Section 5 claim could include statutory interest from the date of such stockholder’s purchase, in addition to possibly other damages determined by a court. In the event that any of our communications are claimed to have been made in violation of Section 5 of the Securities Act, we expect that we would vigorously contest such claim. Nevertheless, we could not give any assurance as to any court’s ultimate determination with respect to any such claim. Accordingly, there is a risk that we could be subject to potential liability with respect to any Section 5 claim brought against us, and such liability may adversely affect our operating results or financial position.